

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 16, 2010

Marcia McHaffie
Principal Financial Officer
6797 Winchester Circle
Boulder, CO 80301

  Re: **Encision Inc.**
     Form 10-K for the fiscal year ended March 31, 2009
     Filed June 29, 2009
     File No. 0-28604

Dear Ms. McHaffie:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Brian Cascio
        Accounting Branch Chief